EXHIBIT 2

                                                          October 1, 1995


Tishman Speyer Properties, L.P.
520 Madison Avenue
New York, NY 10022

David Rockefeller
Room 5600
30 Rockefeller Plaza
New York, New York  10020


Ladies and Gentlemen:

     Whitehall Street Real Estate Limited Partnership V, Goldman,
Sachs & Co., Goldman Sachs Mortgage Company (collectively, the "Whitehall Investors"), Tishman Speyer Properties, L.P. ("Tishman Speyer") and David Rockefeller ("Rockefeller") intend to submit a transaction proposal to the Board of Directors of Rockefeller Center Properties, Inc. ("RCPI") substantially on the terms set forth in the letter attached as Annex 1 hereto (the "Proposal") and in connection therewith the parties hereto wish to set forth their understandings and agreements relating to their respective commitments to participate in the transaction described in the Proposal.

     Accordingly, the parties hereto hereby agree as follows:

     1. Each of the undersigned hereby consents to the delivery of the Proposal to the Board of Directors of RCPI and commits to participate in the Proposal on the terms and subject to the conditions set forth therein and in the description of the Transaction Structure attached as Annex 2 hereto (including Exhibit A thereto) (the "Transaction Summary"); provided that if prior to October 6, 1995 Rockefeller shall not have arranged an investor group reasonably satisfactory to the Whitehall Investors to fund a portion of his commitment, then he may terminate his commitment hereunder.

     2. The Whitehall Investors and Tishman Speyer hereby commit that if Rockefeller terminates his commitment in accordance with the proviso of paragraph 1 above, then the Whitehall Investors and Tishman Speyer shall participate in the Proposal on the terms and subject to the conditions set forth therein and in the description of the Alternative Transaction Structure attached as Annex 3 hereto (including Exhibit A thereto) the "Alternative Transaction Summary").

     3. In the case of paragraph 2, the Whitehall Investors may in their sole discretion modify the capitalization of the entity to be formed described in the Alternative Transaction Summary (provided that any such modification shall not disproportionately adversely affect Tishman Speyer relative to the Whitehall Investors), in which case each of Tishman Speyer may terminate its commitment hereunder.

     4. Subject to the foregoing, if the Board of RCPI elects to pursue the Proposal, the parties hereto shall negotiate in good faith to expeditiously enter into definitive agreements consistent with the terms and conditions set forth in the Proposal and the Transaction Summary or the Alternative Transaction Summary, as applicable.

     5. This letter and the parties' respective obligations hereunder shall not be assignable without the consent of each of the parties hereto, and any attempted assignment shall be void.

     6. This letter may be executed in one or more counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same instrument.

     7. This letter is intended solely for the benefit of the parties hereto and is not intended to confer any benefits upon or create any rights in favor of, any person other than the parties hereto.

     8. This letter shall be governed by and is construed in accordance with the laws of the State of New York (other than its rules of conflicts of laws to the extent that the application of the laws of another jurisdiction would be required.

     9. This letter shall be effective as of the opening of business in New York City on October 2, 1995.


     If the foregoing correctly sets forth the agreement reached among the parties hereto with respect to the subject matter hereof, kindly execute this letter in the space provided below, at which time this letter shall serve as a binding and enforceable agreement among the parties hereto.

                                             Very truly yours,

                                             WHITEHALL STREET REAL ESTATE
                                             LIMITED PARTNERSHIP V

                                             GOLDMAN, SACHS & CO.

                                             GOLDMAN SACHS MORTGAGE
                                             COMPANY


                                             By:   /s/ Daniel M. Niedich
                                                ---------------------------
                                                   Name:  Daniel M. Niedich
                                                   Title: Partner

ACCEPTED AND
AGREED TO:

TISHMAN SPEYER PROPERTIES, L.P.

By:      Tishman Speyer Properties, Inc.,
           its general partner


         By:   /s/ Jerry I. Speyer
            ----------------------
            Name:  Jerry I. Speyer
            Title: President


    /s/ David Rockefeller         *
---------------------------------
David Rockefeller


*By:   /s/ Peter W. Herman
---------------------------------
         Peter W. Herman
         Attorney-in-Fact


                                                                    Annex 1





                                                       October 1, 1995



Board of Directors
Rockefeller Center Properties, Inc.
1270 Avenue of the Americas
Suite 2410
New York, New York 10020

Attention:       Dr. Peter Linneman
                 Chairman

Gentlemen:

     On behalf of an entity (the "Acquiror") to be formed and capitalized by Whitehall Street Real Estate Limited Partnership V ("Whitehall"), Goldman, Sachs & Co., Goldman Sachs Mortgage Company ("GSMC"), Tishman Speyer Properties, L.P. and David Rockefeller (together with their respective designated affiliates, the "Investor Group"), we are pleased to submit a proposal for the acquisition of Rockefeller Center Properties, Inc. ("RCPI") pursuant to a merger between the Acquiror and RCPI in which holders of all outstanding shares of Common Stock of RCPI will receive $7.75 per share in cash in exchange for their shares (the "Merger").

     The Merger Agreement referred to below will not contain any financing condition. The Merger and this Proposal are, however, conditioned upon (i) acquisition by RCPI of the Rockefeller Center property and related assets (the "Property") pursuant to a confirmed plan for the owners of the Property (the "Plan") under chapter 11 of the Bankruptcy Code, which Plan, as well as the order confirming the Plan, shall be satisfactory to the Investor Group in all respects, (ii) RCPI's entering into a definitive merger agreement on acceptable terms (the "Merger Agreement"), (iii) RCPI shareholder approval of the Merger and (iv) there having occurred no material adverse change in the financial condition of RCPI or the Property (including any issuance of additional stock in RCPI or agreement to reduce the rent under any material lease of space in the Property).

     The Merger Agreement will include customary and appropriate representations and warranties, covenants, exclusivity and confidentiality provisions, a break-up fee of $7,5000,000 and will provide for reimbursement of reasonable expenses and other typical miscellaneous provisions. This proposal is conditioned upon RCPI's not filing any material pleadings and other documents ("RCPI Pleadings") relating to the chapter 11 proceedings involving Rockefeller Center Properties (the "Proceedings") or taking any other action that is material (as determined by the Investor Group, and the Merger Agreement will expressly provide for such condition.

     Upon execution of the Merger Agreement, GSMC will lend RCPI up to an additional $33 million under the Loan Agreement, dated as of December 18, 1994, between RCPI and GSMC, and RCPI will prepay any borrowing it has made under the Investment Agreement, dated as of August 18, 1995, between RCPI and Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership III (the "Investment Agreement") and thereby terminate the Investment Agreement.

     Our proposal is also subject to RCPI's having, immediately prior to consummation of this Merger, (i) no more than 38,260,704 shares of common stock outstanding, (ii) no outstanding warrants or rights to purchase capital stock or securities convertible into or exchangeable for capital stock or stock appreciation rights (collectively, "Stock Rights"), other than those owned by Whitehall and (iii) only those existing liabilities as are set forth on Schedule A or has issued additional shares of common stock or Stock Rights, the Investor Group may elect to proceed with the transaction with a corresponding reduction to the purchase price.

     We are in a position to proceed on an expedited basis. Our proposal will remain open until the close of business on October 6, 1995; provided that we reserve the right to withdraw our proposal prior to such date if (i)( RCPI enters into any agreement or agreement in principle with the owners of the Property or Rockefeller Group, Inc. with respect to either (x) a plan of liquidation or reorganization for the owners of the Property or (y) a plan or proposal for the transfer of the Property in satisfaction of the existing mortgage thereon in lieu of such a plan or (ii) RCPI proposes any such plan either on its own or jointly with any third party, in each case, if such agreement, plan or proposal is not acceptable to the Investor Group.

     We would welcome the opportunity to meet with you or your advisors to answer any questions concerning the proposal we have outlined in this letter and to negotiate the Merger Agreement, which we believe can be entered into by October 6.


Sincerely,


Daniel M. Neidich
(on behalf of Goldman, Sachs & Co.,
Goldman Sachs Mortgage Company
and Whitehall Street Real Estate Limited Partnership V)





Jerry I. Speyer
(on behalf of Tishman Speyer Properties, L.P.)





David Rockefeller*


*By:_______________________
         Peter W. Herman
         Attorney-in-Fact

                                  Schedule A

                      Company Liabilities estimated
                       as of December 31, 1995(1)
Outstanding Debt:
      Current Coupon Convertible Debentures(1)               $213,170,000
      Zero Coupon Convertible Debentures                     360,283, 107
      Floating Rate Notes(1)(2)                               150,000,000
      14% Debentures(1)                                        75,000,000
                                                         ----------------
Total Outstanding Debt                                       $798,453,107

Other Liabilities:
      Swaps (estimated)                                        10,000,000
      Transaction Costs(3)                                      8,000,000
      Other General and Administrative Liabilities
        (see Attachment 1)                                      3,497,543
      Maximum Trade Payables                                   15,000,000
      Zell Breakup Fee and Related Expenses                    11,575,000
                                                         ----------------
Total Other Liabilities                                      $ 48,072,543

Total Liabilities                                            $846,525,650

Minimum Net Cash                                             $ 12,000,000

Total Net Liabilities                                        $834,525,650
--------------
(1)   Assumes interest on obligations payable currently is paid.


(2)   Assumes GSMC lends $33.7 million under the terms of the GSMC Loan
      Agreement.

(3) Includes only professional fees to PaineWebber, Weil, Gotshal & Manges, Shearman & Sterling, and expense liabilities payable to Goldman, Sachs & Co. under its existing agreements.



                                 Attachment 1


                               Other Liabilities

                  (Amounts estimated as of December 31, 1995)


All litigation listed on Annex A hereto and any expenses incurred by the Company in connection with these suits and any indemnity payments due from the Company to the officers and directors in connection with such suits (based on the assumption that collectively such litigation would not have a material adverse effect to the Company).


Audit Fees                                        $150,000
Property Appraisal                                 150,000
Investor Relations Consulting                      150,000
Consulting Fees                                     20,000
Office space lease (future cash rent
  to the end of the lease)                         770,000
Tax Return Preparation Fees                         10,000
Directors' Fees and Expenses                         5,000
Property Inspection                                  7,500
Registrar and Transfer Agent Fees                   35,000
Dividend Reinvestment Plan                           2,000
Investor Communications                             50,000
Taxes                                                2,500
Data Processing                                      5,000
Travel and Reimbursable Expenses                     3,000
Telephone Service                                    3,000
Miscellaneous                                      127,000
Office Equipment Leases                             26,100
EDGAR Filings - Merrill Corporation                 25,000
Payroll - Salaries                                  13,245
Payroll - Taxes                                     11,054
Payroll - Incentive Savings Plan                     2,716
Contractual Severance Pay                        1,267,000
Contractual Severance Benefits                     152,429
Retirement Plan                                    510,000
                                              ------------
Total                                           $3,497,543
                                              ------------




                            Annex A to Attachment 1


General


     On January 23, 1995 Bear, Stearns & Co., Inc. and Donaldson, Lufkin & Jenrette Securities Corporation commenced an action against the Company in the Supreme Court of New York, County of New York. The Plaintiffs allege that the Company breached a contract relating to the plaintiffs' provision of investment banking services to the Company. The plaintiffs seek $5,062,500 in damages, plus costs, attorneys' fees and interest.

     On May 24, 1995 Jerry Krim commenced an action encaptioned Krim v. Rockefeller Center Properties, Inc. and Peter D. Linneman. On June 7, Kathy Knight and Moishe Malamud commenced an action encaptioned Knight, et al. v. Rockefeller Center Properties, Inc. and Peter D. Linneman. Both actions were filed in the United States District Court for the Southern District of New York and purport to be brought on behalf of a class of plaintiffs comprised of all persons who purchased the Company's common stock between March 20, 1995 and May 10, 1995. The complaints allege that the Company and Dr. Linneman violated the federal securities laws by their purported failure to disclose prior to May 11, 1995 that the Borrower would file for bankruptcy protection. The cases have been consolidated and the plaintiffs are seeking damages in such amount as may be proved at trial, plus costs, attorneys' fees and interest.

     On July 6, 1995 Charal Investment Company, Inc. commenced a derivative action against certain of the Company's present and former directors (the "Defendant Directors") in the Court of Chancery of the State of Delaware in and for New Castle County. The Company was named as a nominal defendant. The plaintiff alleges that the Defendant Directors breached their fiduciary duty by: (1) using commercial paper proceeds to repurchase Convertible Debentures; (2) entering into interest rate swaps; and (3) making capital distributions to stockholders. The plaintiffs seek such equitable or injunctive relief as may be appropriate and to have the Defendant Directors pay the Company damages to the extent the Company was harmed as a result of the Defendant Directors' breach of fiduciary duty, plus costs, attorneys' fees and interest.


     On July 31, 1995 L.L. Capital Partners, L.P. commenced an action against the Company in the United States Court in the Southern District of New York. The plaintiff alleges that, prior to December 1993, the Company failed to disclose its purported belief that the Rockefeller family and the Borrower's corporate parent would cease to fund the Borrower's cash flow shortfalls and that, as a result of such nondisclosure, plaintiffs were induced to purchase 700,000 shares of the Company's common stock at $7.00 per share in December, 1993. The plaintiffs seek rescission, or, in the alternative, monetary damages (including punitive damages), plus interest.

                                                     DAMAGES ALLEGED
                                                     ---------------

1. Jose Algarin v. RCPI, et al., No. 132218/94         $1,000,000.00
--------------------------------------------------
2. Christala Mavroudes v. RCPI, et al.,
      No. 100082/93                                        25,000.00(4)
--------------------------------------------------
3. George Albert Salmon and Mary Redfern v.             7,750,000.00
      RCPI, et al., No. 122720/94
--------------------------------------------------
4. Esteban Ovalle v. RCPI, et al., No. 4725/95          2,000,000.00
--------------------------------------------------
5. Marilyn Lamacchia v. RCPI, et al.,
      No. 128649/94                                    20,000,000.00
--------------------------------------------------
6. Robert Morales v. RCPI, et al.,
      No. 132388/94                                       750,000.00
--------------------------------------------------
7. Hyacinth Harrison v. RCPI, et al.,
      No. 128826/94                                     1,000,000.00
--------------------------------------------------
8. Hyacinth Harrison v. RCPI, et al.,
      No. 113506/94                                     1,000,000.00
--------------------------------------------------
9. Barbara Gross v. RCPI, et al.,
      No. 21035/94                                      1,000,000.00
--------------------------------------------------
10. Sharon Gearhart v. RCPI, et al.,
      No. 13598/93                                      2,000,000.00
--------------------------------------------------
11. Geraldine B. Martin et al v. RCPI,
      et al., No. 117397/94                             5,000,000.00
--------------------------------------------------
12. Manny Ramos v. RCPI, et al.,
      No. 3426/94                                      20,000,000.00
--------------------------------------------------
13. Rosa Perifimos v. RCPI, et al.,
      No. 93-032229                                     5,750,000.00
--------------------------------------------------
14. Madelyn Vanderwel v. RCPI, et al.,
      No. 23684/93                                      1,000,000.00
--------------------------------------------------
15. Giacomo M. Favia v. RCPI, et al.,
      No. 26500/94                                      1,000,000.00
--------------------------------------------------
16. Cornell Richards v. RCPI, et al.,
      No. 30435/94                                        500,000.00
--------------------------------------------------
17. Reliance Insurance Company v. RCPI, et al.,           186,000.00
      No. 94-133892
--------------------------------------------------

--------------
(4) Plaintiff alleges at least $25,000, the full amount to be proved at trial.


                                                                   Annex 2



                             Transaction Structure



Initial Investors


         GS/Whitehall:           $220 million (50%)

         David Rockefeller:      $200 million (approx. 45%)
         (including additional investors reasonably acceptable to Whitehall
          Investors)

         Tishman Speyer:         $20 million (approx. 5%)

         Total Equity:           $440 million


Capitalization (in millions)


         New Financing(5)        $  430
         Zeros                   $  360
         14%                         75
             Total Debt             865
                                 ------
         Equity                     440
         Total                   $1,305
                                 ======

Management Arrangements

         bullet  See Exhibit A

--------------
  (5) If new financing is not available on favorable terms, certain existing financing would remain in place.




                                                                   Exhibit A


                                  Term Sheet
                           Shareholder Arrangements


Structure:           Form of company to be agreed upon among Whitehall
                     and its affiliates (the "Whitehall Investors") and the other investors (the "Other Investors" and together with the Whitehall Investors, the "Investors")
Management:

  Managing Agent:    Tishman Speyer Properties, L.P. to act as managing
                     agent ("Managing Agent") with responsibility for day-to-day management of the Property, subject to authority of the Board. Managing Agent to be subject to Management Agreement described below.

  Initial Officers:  Chairman:  David Rockefeller (if he elects to serve in such capacity) or an individual designated by Whitehall Investors (if not David Rockefeller)

                     Vice Chairman: Individual designated by Whitehall Investors (if David Rockefeller is Chairman) or by Other Investors (if Chairman designated by Whitehall Investors)

                     President and CEO:  Jerry I. Speyer

   Board: Comprised of 4 members designated by Whitehall Investors ("the Class A Directors") and 4 members designated by Other Investors (the "Class B Directors"); provided that in lieu of designating 4 members Whitehall Investors may designate fewer than 4 members having the right to 4 votes on the Board.
   Supermajority
   Matters: Following matters to require affirmative vote of 75% of each of the Class A and Class B Directors:

                     (i) merger or consolidation of the Company with or into any other entity;

                     (ii) liquidation or dissolution of the Company, except as required by applicable law'

                     (iii) approval of annual budget;

                     (iv) engaging in new lines of business or material deviations therefrom;

                     (v)   purchases of (x) any additional properties or
                           (y) any other assets in excess of agreed upon threshold;

                     (vi) declaration or payment of dividends or other distributions;

                     (vii) incurrence, including refinancing, of
                           indebtedness in excess of agreed upon
                           thresholds (other than the financing
                           contemplated to be outstanding at the closing of the transactions);

                     (viii) entering into any transaction with any Affiliate
                            (it being understood that (A) absent special circumstances and provided that Goldman,
                            Sachs & Co. or its affiliate is an equity owner of RCPI, Goldman,Sachs & Co. shall be the Company's investment banking firm, on customary terms as approved by the Board and (B) Tishman Speyer shall provide cleaning and other property related services on customary terms as approved by the Board;

                     (ix) capital expenditures other than as set forth in the annual budget approved in accordance with clause (iii) above;

                     (x)    commencement or settlement of material
                            litigation;

                     (xi)   designation and removal of executive officers;

                     (xii) issuance or sale of any equity interests in the Company;

                     (xiii) any public offering of equity interests in the
                            Company;

                     (xiv) any adoption or modification of significant accounting policies or practices and appointment of independent auditors; and

                     (xv) entering into space leases relating to (x) space in excess of 100,000 square feet, (y) Radio
                            City Music Hall or (z) the ice rink, or space leases not consistent with annual budget approved in accordance with clause (iii).

Description          No dispositions of all or any portion for the Property
 of Property:        except as follows:
                            A.  with the consent of 75% of each of the
                                Class A and Class B Directors prior to
                                third anniversary;

                             B. with the consent of 50% of the Board
                                from and after the fifth anniversary.

                     If a disposition of property is approved in accordance with the foregoing, the Board shall dispose of such property to the highest unaffiliated bidder.

Restrictions         No transfers of interest in the Company prior to third
 on Transfers:       anniversary without the unanimous consent of the
                     Board, except:
                             A. any pledge to a bank or other financial
                                institution in connection with securing a bona fide loan to an Investor; or

                             B. any transfer by an Investor to an affiliate
                                of such Investor; provided that (i) such affiliate must execute an agreement by which it shall become bound by these arrangements and (ii) such affiliate must be an affiliate of an original Investor.

                     After third anniversary, any Investor may transfer its interest in the Company provided that it complies with the following procedures:

                             A. Prior to offering such interest to any third
                                party, the selling Investor shall first
                                offer such interest to the non-selling
                                Investors (pro rata based on their
                                respective interests in the Company);
                                provided that if the selling Investor is one of the Other Investors then such selling Other Investor shall first offer such interest to the non-selling Other Investors and shall thereafter offer any interest not purchased by the non-selling Other Investors to the Whitehall Investors.

                             B. If the offeree Investors collectively fail to
                                purchase such interests on the terms
                                offered, then the selling Investor shall be permitted to sell such interest to a third party at a price no less than 95% of the price offered to the Investors and on other terms no more favorable to such third party than the terms offered to the Investors; provided that such third party shall be subject to the approval of a majority of the non-selling Investors
                                (which approval shall be granted in each Investor's sole discretion exercised in good faith).

                     If either the Whitehall Investors or the Other Investors shall own in excess of 75% if the equity of the Company or if any of the Other Investors transfer their interests (other than as permitted by clauses A. and B. of the first paragraph of "Restrictions on Transfer" above), all "Supermajority Matters" shall thereafter require the approval of 75% of the entire Board and Board representation and voting shall be based on each Investor's proportional equity interest.

Management           The Company and Tishman Speyer, as Managing
 Agreement:          Agent, will enter into a Management Agreement
                     providing for a three-year term, with two successive one-year renewal periods. Upon the good faith determination of all of the Investors (other than the Managing Agent) with respect to the performance of the Managing Agent (such determination to be made without regard to cost considerations), the Company may cause the Management Agreement not to be renewed in accordance with the foregoing. After the fifth anniversary, all of the Investors must agree to any further renewals of the Management Agreement.
                     If all of the Investors do not agree to renew the Tishman Speyer Management Agreement and cannot within a reasonable period agree on a successor
                     Managing Agent, then the Whitehall Investors shall propose a list of 3 qualified firms of reputable standing to serve as Managing Agent and the Other
                     Investors shall select the Managing Agent from such list. Upon any non-renewal of the Tishman Speyer
                     Management Agreement on or prior to the fifth anniversary, Tishman Speyer will be entitled to "put" its shares back to the Company at fair market value
                     (without minority discount).

                     The Managing Agent will be paid a fee of 1.5 % of gross revenues plus a one-half standard commission override.

Break Up Fee:        The break up fee will be allocated proportionately
                     based on the actual capital ultimately committed by each Investor.


                                                                   Annex 3



                       Alternative Transaction Structure


Initial Investors

         GS/Whitehall:     $420 million (95%)
          (including additional investors selected by GS/Whitehall

         Tishman Speyer:   $20 million (5%)

         Total Equity:     $440 million


Capitalization (in millions)

         New Financing(a)        $  430
         Zeros                      360
         14%                         75
                                -------
            Total Debt              865
         Equity                     440
                                -------
         Total                   $1,305
                                -------

--------------
(a) If new financing is not available on favorable terms, certain existing financing would remain in place.

Management Arrangements

         bullet     See Exhibit A


                                                                   Exhibit A

                                  Term Sheet
                       Arrangements with Tishman Speyer


Management
 of Company:

 President and CEO:  Jerry I. Speyer

 Board: Comprised of 7 members designated by Whitehall and 1 member designated by Tishman Speyer (provided that in lieu of designating 7 members Whitehall may designate fewer than 7 members having the right to 7 votes on the Board)

Restrictions
 on Transfer of      No transfers by Tishman Speyer of its interest in the
 Tishman Speyer      Company prior to fifth anniversary without the unanimous
 Interests:          consent of the Board, except:

                             A. any pledge to a bank or other financial
                                institution in connection with securing a bona fide loan to Tishman Speyer; or

                             B. any transfer by Tishman Speyer to a 50% or
                                more owned affiliate of Tishman Speyer;
                                provided that such affiliate must execute an agreement by which it shall become bound by these arrangements.

                     After fifth anniversary, Tishman Speyer may also transfer its entire interest in the Company provided that it complies with the following procedures and provided that upon any transfer, the Company shall have the right to terminate the Management Agreement:

                             A. Prior to offering such interest to any third
                                party, Tishman Speyer shall first offer such interest to Whitehall.

                             B. If Whitehall fails to purchase such interests
                                on the terms offered, then Tishman Speyer shall be permitted to sell such interest to a third party at a price no less than 95% of the price offered to Whitehall and on other terms no more favorable to such third party than the terms offered to Whitehall; provided that such third party shall be subject to the approval of Whitehall (which approval may be granted in Whitehall's sole discretion).

Managing Agent:      Tishman Speyer Properties, L.P. to act as managing agent
                     ("Managing Agent") with responsibility for day-to-day management of Property, subject to authority of Board.
                     Managing Agent to be subject to Management Agreement described below.

Management           The Company and Tishman Speyer, as Managing Agent,
 Agreement:          will enter into a Management Agreement providing for a
                     three-year term, with two successive one-year renewal periods. Upon the good faith determination of Whitehall with respect to the performance of the Managing Agent
                     (such determination to be made without regard to cost considerations), the Company may elect not to renew the Management Agreement.

                     The Managing Agent will be paid a fee of 1.5% of gross revenues plus a one-half standard commission override.

                     In addition, if prior to the third anniversary the Company shall dispose of in excess of 50% of the Property (based on square footage), the Company shall pay to the Managing Agent a fee to be agreed upon based on, among other things, the date on which the properties are sold.

                     Tishman Speyer shall provide cleaning and other property related services on customary terms as approved by the Board.

Certain Put          Upon any non-renewal by Whitehall of the Tishman
 Rights; Tag         Speyer Management Agreement on or prior to the fifth
 Along/Drag          anniversary, Tishman Speyer will be entitled to "put" its
 Along Rights:       shares back to the Company at fair market value (without
                     minority discount).

                     In addition (unless prior to such date Whitehall has elected not to renew the Management Agreement), upon the fifth anniversary and thereafter upon the expiration of any renewal period, Tishman Speyer will be entitled to "put" its shares back to the Company at fair market value.

                     Tishman Speyer to have Tag Along (or Put) Rights and Whitehall Investors to have Drag Along Rights on disposition of entire interest by Whitehall Investors.

Additional           If after the closing the Whitehall Investors shall
 Funding Rights:     provide additional funding to the Company, Tishman
                     Speyer shall have the right to participate in such funding on a pro rata basis.

No Recourse:         The Company shall not incur any indebtedness or other
                     obligations that are recourse to Tishman Speyer.

Break Up Fee:        The break up fee will be allocated $6.5 million to the
                     Whitehall Investors and $1.0 million to Tishman Speyer.